Exhibit 16.1

[ERNST & YOUNG LETTERHEAD]

April 29, 2015

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE: Snap Interactive, Inc.

Ladies and Gentlemen:

We have read Item 4.01 of the Current Report on Form 8-K dated April 24, 2015, of Snap Interactive, Inc. and are in agreement with the statements contained in the second, third, fifth, and sixth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the third paragraph on page 2 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2014 financial statements.

/s/ Ernst & Young LLP